UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-3

APPLICATION FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

SPECTRUM BRANDS, INC.

(Name of Applicant)

Six Concourse Parkway

Suite 3300

Atlanta, Georgia 30328

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURES TO BE QUALIFIED

Title of Class	Amount
12% Senior Subordinated Toggle Notes due 2019	$218,076,405, plus any additional principal issuable as interest payable on the Notes

Approximate date of proposed public offering:

As soon as practicable after Confirmation of a Plan of Reorganization (as defined herein).

Name and address of agent for service:	Copies to be sent to:
Anthony L. Genito	Margaret A. Brown, Esq.
Executive Vice President, Chief Financial Officer	Skadden, Arps, Slate, Meagher & Flom LLP
and Chief Accounting Officer	One Beacon Street
Spectrum Brands, Inc.	31st Floor
Six Concourse Parkway, Suite 3300	Boston, MA 02108
Atlanta, Georgia 30328	(617) 573-4800
(770) 829-6200

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

1.	General Information.

(a) Spectrum Brands, Inc. (“Spectrum” or the “Company”) is a Wisconsin corporation.

(b) Spectrum (formerly Rayovac Corporation) is organized under the laws of the State of Wisconsin.

2.	Securities Act Exemption Applicable.

As of the date of this Application, the Company has outstanding three series of public senior subordinated notes 8-1/2% Senior Subordinated Notes due 2013, 7-3/8% Senior Subordinated Notes due 2015 and Variable Rate Toggle Senior Subordinated Notes due 2013 (collectively, the “Existing Notes”), all of which were issued by the Company and guaranteed by all or some combination of the Company’s United States subsidiaries.

On February 3, 2009, the Company and its wholly owned United States subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court (the “Bankruptcy Court”) for the Western District of Texas (the “Bankruptcy Filing”). The Company has filed with the Bankruptcy Court a proposed plan of reorganization (the “Plan of Reorganization”) that details the Company’s proposed terms for a refinancing that would effect the cancellation of existing obligations evidenced by the Existing Notes and the creation of new common stock and a new series of public senior subordinated notes (the “New Notes”) to be issued by the reorganized Company to holders ( “Note Claim Holders”) of allowed claims in the chapter 11 cases arising from or relating to the Existing Notes (“Allowed Note Claims”). The chapter 11 cases are being jointly administered by the Bankruptcy Court as Case No. 09-50456. The complete terms of the refinancing are contained in the Disclosure Statement, which has been filed with the Bankruptcy Court and is incorporated by reference herein as Exhibit 99.T3E.1.

As the New Notes and new common stock are proposed to be offered by the Company under the Plan of Reorganization with the Note Claim Holders entirely in exchange for such Note Claim Holders’ Allowed Note Claims, the issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended, pursuant to the provisions of section 1145(a) of chapter 11 of title 11 of the United States Code. No Note Claim Holder of the outstanding securities has made or will be requested to make any cash payment to the Company for the exchange.

AFFILIATIONS

3.	Affiliates.

(a) For purposes of this Application only, as of the date hereof, the directors and executive officers of Spectrum named in response to Item 4 hereof may be deemed affiliates of Spectrum by virtue of the positions held by such persons with Spectrum.

(b) The following is a list of entities that may be deemed affiliates of the Company as of the date of this Application. The voting securities of each of these entities are owned 100% by its immediate parent unless otherwise indicated. Where an immediate parent owns less than 100% of the stock of its subsidiary, the remainder of the stock is owned by unaffiliated third parties, unless otherwise indicated.

Name of Company	Jurisdiction of Organization
8 in 1 Pet Products GmbH (22)	Germany
Anabasis Handelsgesellschaft GmbH (29)	Germany
Aquaria, Inc. (15)	California
Aquarium Systems Manufacturer of Instant Ocean (56)	France
Aquarium Systems, Inc. (17)	Delaware
Brisco Electronics B.V. (30)	Netherlands
DB Online, LLC (15)	Hawaii
Distribuidora Rayovac Guatemala, S.A. (40)	Guatemala
Distribuidora Rayovac Honduras, S.A. (44)	Honduras
Distribuidora Ray-O-Vac/Varta, S.A. de C.V. (45)	Mexico
Ipojuca Empreendimentos e Participações S.A. (10)	Brazil
Landscape Depot, L.L.C. (55)	Texas
Microlite S.A. (9)	Brazil
Minera Vidaluz, S.A. De C.V. (60)	Mexico
Ningbo Baowang Battery Co., Ltd. (7)	China
Paula Grund. mbH & Co Vermietungs-KG (61)	Germany
Perfecto Manufacturing, Inc (16)	Delaware
Pile d’Alsace S.A.S. (25)	France
Rayovac (UK) Limited (25)	UK
Rayovac Argentina S.R.L. (49)	Argentina
Rayovac Brasil Participações Ltda. (36)	Brazil
Rayovac Chile Sociedad Comercial Limitada (48)	Chile
Rayovac Costa Rica, S.A. (41)	Costa Rica
Ray-O-Vac de Mexico, S.A. de C.V. (46)	Mexico
Rayovac Dominican Republic, S.A. (39)	Dominican Rep.
Rayovac El Salvador, S.A. de C.V. (38)	El Salvador
Rayovac Europe B.V. (25)	Netherlands
Rayovac Europe GmbH (21)	Germany
Rayovac Europe Limited (31)	UK
Rayovac Far East Limited (35)	Hong Kong
Rayovac Foreign Sales Corporation (34)	Barbados
Rayovac Guatemala, S.A. (42)	Guatemala
Rayovac Honduras, S.A. (43)	Honduras
Rayovac Overseas Corp. (2)	Cayman
Rayovac PRC (6)	Cayman
Rayovac Venezuela, S.A. (24)	Venezuela
Rayovac-Varta S.A. (47)	Colombia
Remington Consumer Products (32)	UK
Remington Consumer Products (Ireland) Ltd. (32)	Ireland
Remington Licensing Corporation (33)	Delaware
Remington Products Australia Pty. Ltd. (2)	Australia
Remington Products New Zealand Ltd. (8)	New Zealand
ROV German General Partner GmbH (25)	Germany

Name of Company	Jurisdiction of Organization
ROV German Limited GmbH (52)	Germany
ROV Holding, Inc (1)	Delaware
ROV International Finance Company (2)	Cayman
ROVCAL, Inc. (1)	California
Schultz Company (11)	Missouri
Southern California Foam, Inc. (15)	California
Spectrum Brands (Hong Kong) Limited (7)	Hong Kong
Spectrum Brands (Shenzhen) Ltd. (7)	China
Spectrum Brands Asia (2)	Cayman
Spectrum Brands Canada Inc.(2)	Canada
Spectrum Brands d.o.o (23)	Bosnia & Herzegovina
Spectrum Brands Europe GmbH (20)	Germany
Spectrum Brands HK1 Limited (3)	Hong Kong
Spectrum Brands HK2 Limited (3)	Hong Kong
Spectrum Brands Holding B.V. (37)	Netherlands
Spectrum Brands Lux SarL (18)	Luxembourg
Spectrum Brands Mauritius Limited (5)	Mauritius
Spectrum Brands Schweiz GmbH (19)	Switzerland
Spectrum China Business Trust (4)	China
Spectrum Jungle Labs Corporation (15)	Texas
Spectrum Neptune CA Holdco Corporation (12)	Nova Scotia
Spectrum Neptune Holding Company GP, Ltd. (13)	Nova Scotia
Spectrum Neptune Holding Company, LP (14)	Ontario
Spectrum Neptune US Holdco Corporation (11)	Delaware
Tetra (UK) Limited (32)	UK
Tetra Aquatic Asia Pacific Private Limited (2)	Singapore
Tetra France S.A.S.(27)	France
Tetra GmbH (22)	Germany
Tetra Holding (US), Inc. (1)	Delaware
Tetra Holding GmbH (21)	Germany
Tetra Italia S.r.L. (26)	Italy
Tetra Japan K.K. (2)	Japan
United Industries Corporation (1)	Delaware
United Pet Group, Inc. (11)	Delaware
United Pet Polska Sp. Z.o.o. (58)	Poland
VARTA B.V. (19)	Netherlands
VARTA Baterie Sp. z o.o. (51)	Poland
VARTA Baterie spol. s.r.o. (54)	Czech Republic
VARTA Batterie Ges.m.b.H. (20)	Austria
VARTA Batterie S.r.L. (25)	Italy
VARTA Consumer Batteries A/S (25)	Denmark
VARTA Consumer Batteries GmbH & Co. KGaA (28)	Germany
VARTA Ltd. (32)	UK
VARTA Pilleri Ticaret Ltd. Sirketi (53)	Turkey
VARTA Rayovac Remington S.r.L. (59)	Romania

Name of Company	Jurisdiction of Organization
VARTA Remington Rayovac d.o.o (23)	Croatia
VARTA Remington Rayovac Finland Oy (20)	Finland
VARTA Remington Rayovac Norway AS (20)	Norway
VARTA Remington Rayovac Spain S.L. (20)	Spain
VARTA Remington Rayovac Sweden AB (20)	Sweden
VARTA Remington Rayovac Trgovina d.o.o.(23)	Slovenia
VARTA S.A.S.(27)	France
VARTA-Hungaria Kereskedelmi es Szolgaltato KFT (50)	Hungary
ZAO “Spectrum Brands” Russia (57)	Russia
Zoephos International N.V. (2)	Netherlands Antilles

(1)	Owned by Spectrum.
(2)	Owned by ROV Holding, Inc.
(3)	Owned by Spectrum Brands Asia.
(4)	Entity is a settlor, with Spectrum Brands Asia serving as trustee. Spectrum Brands HK1 Limited is an 81% beneficiary and Spectrum Brands HK2 Limited is a 19% beneficiary.
(5)	Owned by Spectrum Brands Asia, as trustee for Spectrum China Business Trust.
(6)	Owned by Spectrum Brands Mauritius Limited.
(7)	Owned by Rayovac PRC.
(8)	Owned by Remington Products Australia Pty. Ltd.
(9)	Owned 90.9% by Rayovac Brasil Participções Ltda. In addition, each of Hartmut Junghahn, Donnalee Corredera, Anthony L. Genito, Flavio Faria and Carlos Alberto Moreira Lima, Jr. own 1 preferred share.
(10)	Owned 99.99% by Microlite S.A. In addition, each of Hartmut Junghahn, Donnalee Corredera, Anthony L. Genito, Flavio Faria and Carlos Alberto Moreira Lima, Jr. own 1 preferred share.
(11)	Owned by United Industries Corporation.
(12)	Owned by Spectrum Neptune US Holdco Corporation.
(13)	Owned by Spectrum Neptune CA Holdco Corporation.
(14)	General Partner interest held by Spectrum Neptune Holding Company GP, Ltd. Limited Partner interest held by Spectrum Neptune CA Holdco Corporation.
(15)	Owned by United Pet Group, Inc.
(16)	Owned by Aquaria, Inc.
(17)	Owned by Perfecto Manufacturing, Inc.
(18)	Owned by Spectrum Brands Holding B.V.
(19)	Owned by Spectrum Brands Lux SarL.
(20)	Owned by VARTA B.V.
(21)	Owned by Spectrum Brands Europe GmbH.
(22)	Owned by Tetra Holding GmbH.
(23)	Owned by VARTA Batterie Ges.m.b.H.
(24)	Owned by Rayovac Overseas Corp.
(25)	Owned by Rayovac Europe GmbH.
(26)	Owned by VARTA Batterie S.r.L.
(27)	Owned by Pile d’Alsace S.A.S.
(28)	General Partner interests owned by ROV German General Partner GmbH. Limited Partner interests owned by ROV German Limited GmbH.

(29)	Owned by VARTA Consumer Batteries GmbH & Co. KGaA.
(30)	Owned by Rayovac Europe B.V.
(31)	Owned by Rayovac (UK) Limited.
(32)	Owned by Rayovac Europe Limited.
(33)	Owned 50% by Spectrum.
(34)	Owned 99.9% by Spectrum and 0.1% by ROV Holding, Inc.
(35)	Owned 99.9% by ROV Holding, Inc.
(36)	Owned 99.99% by ROV Holding, Inc. Spectrum holds 1 quota.
(37)	Owned 97% by ROV Holding, Inc. and 3% by Spectrum.
(38)	Owned 94.69% by Rayovac Overseas Corp. and 5.31% by Rayovac Costa Rica, S.A.
(39)	Owned 99.99% by Rayovac Overseas Corp. Each of the following owns one share: Distribuidora Rayovac Guatemala, S.A., Rayovac Venezuela, S.A., Distribuidora Rayovac Honduras, S.A., Rayovac Guatemala, S.A., Rayovac Honduras, S.A. and Rayovac El Salvador, S.A. de C.V.
(40)	Owned 99.06% by Rayovac Overseas Corp. and 0.94% by Rayovac Guatemala, S.A.
(41)	Owned 96.24% by Rayovac Overseas Corp. and 3.76% by Rayovac Honduras, S.A.
(42)	Owned 96.24% by Rayovac Overseas Corp. and 3.76% by Distribuidora Rayovac Guatemala, S.A.
(43)	Owned 80.31% by Rayovac Overseas Corp., 5.31% by Rayovac El Salvador, S.A. de C.V., 5.31% by Rayovac Costa Rica, S.A., 5.31% by Rayovac Guatemala, S.A. and 3.76% by Distribuidora Rayovac Honduras, S.A.
(44)	Owned 80.4% by Rayovac Overseas Corp., 3.8% by Rayovac Honduras, S.A., 5.4% by Rayovac El Salvador, S.A. de C.V., 5.2% by Rayovac Costa Rica, S.A. and 5.2% by Distribuidora Rayovac Guatemala, S.A.
(45)	Owned 99.99% by Rayovac Overseas Corp. Rayovac Dominican Republic, S.A. owns 1 share.
(46)	Owned 99.99% by Rayovac Overseas Corp. Each of James T. Lucke and Rayovac Dominican Republic, S.A. own less than 0.01%.
(47)	Owned 65.7% by Rayovac Overseas Corp., 22.18% by Rayovac Venezuela, S.A. and 9.68% by Rayovac Dominican Republic, S.A. Additionally, each of Jose Vicente Zapata Lugo, Ray-O-Vac de Mexico, S.A. de C.V. and Rayovac Guatemala, S.A. own less than 0.01%. Additionally, 2.43% of the shares remain in the treasury.
(48)	Owned 99.99% by Rayovac Overseas Corp. and 0.01% by Spectrum.
(49)	Owned 94.99% by Rayovac Overseas Corp. and 5.01% by Spectrum.
(50)	Owned 99% by Rayovac Europe GmbH and 1% by ROV German Limited GmbH.
(51)	Owned 99.83% by Rayovac Europe GmbH and 0.17% by Hans-Peter Kübler.
(52)	Owned 99.6% by Rayovac Europe GmbH and 0.4% by Brisco Electronics B.V.
(53)	Owned 99.99% by Rayovac Europe GmbH and 0.01% by ROV German Limited GmbH.
(54)	Owned 98% by Rayovac Europe GmbH and 2% by ROV German Limited GmbH.
(55)	Owned 12.64% by United Industries Corporation.
(56)	Owned 24.98% by Aquarium Systems, Inc.
(57)	Owned 99% by VARTA B.V. and 1% by ROV German Limited GmbH.
(58)	Owned 99.9% by Tetra GmbH and 0.1% by 8 in 1 Pet Products GmbH.
(59)	Owned 51% by VARTA Batterie Ges.m.b.H.
(60)	Owned 99.98% by Spectrum and 0.02% by ROV Holding, Inc.
(61)	Limited Partner interest owned by VARTA Consumer Batteries GmbH & Co. KGaA.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this Application. The mailing address for each of the individuals listed in the following table is:

c/o Spectrum Brands, Inc.

Six Concourse Parkway

Suite 3300

Atlanta, Georgia 30328

(770) 829-6200

Name		Office
Kent J	Hussey	Director and Chief Executive Officer
David R	Lumley	Co-Chief Operating Officer, President, Global Batteries and Personal Care and Home & Garden
Anthony L	Genito	Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Hartmut B	Junghahn	President, Latin America
Donnalee E	Corredera	Senior Vice President
Andrew F	Fiorenza	Vice President & Gen Mgr - Remington
Randall A	Raymond	Vice President - Global Hearing Aid
Thomas C	Walzer	Chief Financial Officer, Senior Vice President Global Finance & IS
John	Beattie	Vice President, Treasury
Chad R.	Colony	Vice President - NA Sales, Mkt & Cust Care
Anthony J	Cords	Vice President Sales & Mktg Controller
Steven	Fraundorfer	Vice President, Rem Supply Chain/Sourcing
James A	Heidenreich	Vice President - NA Sales & Marketing
Ramzi M	Kanso	Vice President, Internal Audit
James A	Kimble	Vice President, Business Development
James R	Patullo	Global Vice President, New Prod Dvlp/Mgmt
Jeffrey W	Schmoeger	Vice President Manufacturing
Joseph	Wickham	Vice President Corporate HR
John T	Wilson	Vice President, Secretary & General Counsel
John Alfonse	Heil	Co-Chief Operating Officer, President, Global Pet Supplies
John D	Bowlin	Lead Director
William P	Carmichael	Director
John S	Lupo	Director
Barbara S	Thomas	Director
Thomas R	Shepherd	Director

5.	Principal Owners of Voting Securities

Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of April 27, 2009:

Name	Complete Mailing Address	Title of Class Owned	Amount Owned (includes beneficial ownership)		Percentage of Voting Securities Owned
Cookie Jar Parties	860 Canal Street, 3rd Floor Stamford, CT 06902	Common Stock	5,462,302	(1)	10.34%

(1)	Based on information set forth in a Schedule 13G filed with the Commission on September 5, 2008 on behalf of Cookie Jar LLC (“Cookie Jar”) and David B. Williams (together with Cookie Jar, the “Cookie Jar Parties”) share voting and dispositive power over 5,462,302 shares of Common Stock and may be deemed to beneficially own all of such shares.

Determinations as to the identity and other information of 10% holders of voting securities is based upon filings with the Commission and other publicly available information.

UNDERWRITERS

6.	Underwriters

(a) No person acted, within three years prior to the date hereof, as an underwriter of any securities of the Company which are outstanding on the date hereof.

(b) No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the New Indenture.

CAPITAL SECURITIES

7.	Capitalization

(a) As of March 30, 2009

Title of Class	Amount Authorized	Amount Outstanding (dollars represent approximate principal amounts in millions)
Common Stock, par value $0.01 per share	150,000,000	52,801,855
Preferred stock, par value $.01 per share	5,000,000	0
8 1/2% Senior Subordinated Notes due 2013	$350	$3
Variable Rate Toggle Senior Subordinated Notes due 2013	$350	$347
7 3/8% Senior Subordinated Notes due 2015	$700	$700

(b) Voting Rights

(i)	Each holder of common stock entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question;

(ii)	The Board of Directors has the authority to issue preferred stock with voting rights as it may designate. As of the date of the Application, the Company has not issued any preferred stock;

(iii)	Holders of Senior Subordinated Notes generally are not entitled to vote at any meeting of stockholders.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The New Notes will be issued under an indenture (the “New Indenture”) to be dated as of the date of first issuance of New Notes pursuant to the Plan of Reorganization and entered into among the Company, the Company’s United States subsidiaries, as Guarantors, and U.S. Bank National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the New Indenture provisions discussed and is qualified in its entirety by reference to the terms of the New Indenture, the form of which is attached as Exhibit 99.T3C hereto and incorporated by reference herein. Spectrum has not entered into the New Indenture as of the date of this filing, and the terms of the New Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the New Indenture.

(a) The New Notes

(i)	Events of Default; Withholding of Notice

Events of Default in respect of the New Notes include:

(1)	default for 30 days in the payment when due of interest on the New Notes whether or not prohibited by the subordination provisions of the New Indenture;

(2)	default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the New Notes, whether or not prohibited by the subordination provisions of the New Indenture;

(3)	failure by Spectrum or any of its Restricted Subsidiaries to comply with covenants and obligations related to (A) the right of Holders of the New Notes to require Spectrum to repurchase all or part of the New Notes upon a Change in Control of Spectrum (Section 4.14 of the New Indenture), (B) the sale by Spectrum or any of its Restricted Subsidiaries of its or their Assets and the use of the proceeds from such sale (Section 4.10 of the New Indenture), (C) the sale of all or substantially all of the assets of any Spectrum or any of the Restricted Subsidiaries or the merger or consolidation of Spectrum or any of the Restricted Subsidiaries with or into another person (Section 5.01 of the New Indenture), and (D) the sale of all or substantially all of the assets of any Guarantor or the merger or consolidation of any Guarantor with or into another person (Section 4.20(c) of the New Indenture);

(4)	failure by Spectrum or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of New Notes outstanding to comply with any of the other agreements in the New Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Spectrum or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Spectrum or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the New Indenture, if that default:

(A)	is caused by a failure to make any payment of principal at the final maturity of such Indebtedness (a “Payment Default”); or

(B)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6)	failure by Spectrum or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a carrier that has acknowledged coverage in writing and has the ability to perform) aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	except as permitted by the New Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8)	certain events of bankruptcy or insolvency with respect to Spectrum, any Guarantor or any Significant Subsidiary of Spectrum (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Spectrum, any Guarantor or any Significant Subsidiary of Spectrum (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately.

Holders of the New Notes may not enforce the New Indenture or the New Notes except as provided in the New Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the New Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Notes. The Holders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the New Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of New Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of New Notes. A Holder may not pursue any remedy with respect to the New Indenture or the New Notes unless:

(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding New Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding New Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the New Notes, which right shall not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Spectrum with the intention of avoiding payment of the premium that Spectrum would have had to pay if Spectrum then had elected to redeem the New Notes pursuant to the optional redemption provisions of the New Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes. If an Event of Default occurs prior to the date that is three years after the date of original issuance of the New Notes, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Spectrum with the intention of avoiding the prohibition on redemption of the New Notes, prior to the date that is three years after such issuance date, then the applicable premium, if any, specified in the optional redemption provisions of the New Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

(ii)	Authentication and Delivery of New Notes; Use of Proceeds

As set forth in Section 2.02 of the New Indenture, one Officer shall sign the New Notes for Spectrum by manual or facsimile signature.

A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the New Indenture.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is $218,076,405 plus any additional principal amount of Notes which may be issued in connection with any payment of PIK Interest.

The Trustee may appoint an authenticating agent acceptable to Spectrum to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in this New Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of Spectrum.

The Trustee shall, upon a written order of Spectrum signed by one Officer, authenticate New Notes for original issue up to the aggregate principal amount authorized pursuant to this New Indenture.

Because the New Notes are being issued in partial exchange for the Allowed Note Claims, there will be no proceeds from the issuance of the New Notes.

(iii)	Release and Substitution of Property Subject to the Lien of the New Indenture

The New Notes are not secured by any lien on property.

(iv)	Satisfaction and Discharge of the New Indenture

The New Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder, when:

(1) either:

(A) all New Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Spectrum) have been delivered to the Trustee for cancellation; or

(B) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Spectrum or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Spectrum or any Guarantor is a party or by which Spectrum or any Guarantor is bound;

(3) Spectrum or any Guarantor has paid or caused to be paid all sums payable by it under the New Indenture; and

(4) Spectrum has delivered irrevocable instructions to the Trustee under the New Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

In addition, Spectrum must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Spectrum may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding New Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding New Notes to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust referred to below;

(2)	Spectrum’s obligations with respect to the New Notes concerning (A) issuing temporary New Notes, (B) registration of New Notes, (C) replacing mutilated, destroyed, lost or stolen New Notes, (D) the maintenance of an office or agency for surrender of New Notes, notices and demands and (E) money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and Spectrum’s and the Guarantor’s obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance (as defined below) provisions of the New Indenture.

In addition, Spectrum may, at its option and at any time, elect to have the obligations of Spectrum and the Guarantors released with respect to certain covenants that are described in the New Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the New Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Spectrum must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding New Notes on the stated maturity or on the applicable redemption date, as the case may be, and Spectrum must specify whether the New Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, Spectrum shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) Spectrum has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Spectrum shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either: (A) on the date of such deposit; or (B) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Spectrum or any of its Subsidiaries is a party or by which Spectrum or any of its Subsidiaries is bound;

(6)	Spectrum must have delivered to the Trustee an Opinion of Counsel to the effect that, (A) assuming no intervening bankruptcy of Spectrum or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of Spectrum under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and (B) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7)	Spectrum must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by Reorganized Spectrum with the intent of preferring the Holders of New Notes over the other creditors of Spectrum with the intent of defeating, hindering, delaying or defrauding creditors of Spectrum or others;

(8)	if the Notes are to be redeemed prior to their stated maturity, Spectrum must deliver to the Trustee irrevocable instructions to redeem all of the New Notes on the specified redemption date; and

(9)	Spectrum must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

(v)	Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the New Indenture.

Spectrum is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the New Indenture. Upon becoming aware of any Default or Event of Default, Spectrum is required to deliver to the Trustee a statement specifying such Default or Event of Default.

Spectrum shall also comply with Section 314(a)(4) of the Trust Indenture Act without regard to any period of grace or requirement of notice and, if so, specifying each such default of which such signer has knowledge and the nature thereof.

9.	Other Obligors.

The New Notes are issued by Spectrum and guaranteed by certain of its subsidiaries as set forth below. The mailing address for each of the individuals listed in the following table is:

c/o Spectrum Brands, Inc.

Six Concourse Parkway

Suite 3300

Atlanta, Georgia 30328

(770) 829-6200

Subsidiary Guarantors

Spectrum Jungle Labs Corporation

Tetra Holding (US), Inc.

ROV Holding, Inc.

ROVCAL, Inc.

United Industries Corporation

Schultz Company

Spectrum Neptune US Holdco Corporation

United Pet Group, Inc.

DB Online LLC

Southern California Foam, Inc.

Aquaria, Inc.

Aquarium Systems, Inc.

Perfecto Manufacturing, Inc.

Content of Application For Qualification

This application for qualification comprises:

(a) Pages number 1 to 18, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as Trustee under the New Indenture to be qualified (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

List of Exhibits

Exhibit Number	Exhibit Description
Exhibit 99.T3A	Amended and Restated Articles of Incorporation of Spectrum Brands, Inc. (filed as Exhibit 3.1 of Spectrum’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005 filed with the Commission on May 13, 2005 and incorporated by reference herein)

Exhibit 99.T3B	Amended and Restated By-laws of Spectrum Brands, Inc. (filed as Exhibit 3.2 of Spectrum’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed with the Commission on December 10, 2008 and incorporated by reference herein)

Exhibit 99.T3C	Form of Indenture among Spectrum Brands, Inc., the Guarantors and U.S. Bank National Association, as Trustee

Exhibit 99.T3D	Not Applicable

Exhibit 99.T3E.1	Disclosure Statement with Respect to Joint Plan of Reorganization of Spectrum Jungle Labs Corporation, et al., debtors

Exhibit 99.T3E.2	Joint Plan of Reorganization of Spectrum Jungle Labs Corporation, et al., Debtors

Exhibit 99.T3E.3	Notice of Hearing to Consider Confirmation of, and Deadline for Objecting to, Debtors’ Joint Plan of Reorganization

Exhibit 99.T3E.4	Solicitation Letter by Spectrum Brands, Inc. dated April 28, 2009

Exhibit 99.T3E.5	Solicitation Letter by Harbinger Capital Partners dated April 28, 2009

Exhibit 99.T3F	A cross reference sheet showing the location in the Indenture among Spectrum Brands, Inc., the Guarantors and U.S. Bank National Association, as Trustee of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit 99.T3C herewith)

Exhibit 25.1	Form T-1 qualifying U.S. Bank National Association, as Trustee under the Indenture among Spectrum Brands, Inc., the Guarantors and U.S. Bank National Association, as Trustee to be qualified

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Spectrum Brands, Inc., a corporation organized and existing under the laws of the State of Wisconsin, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta, and State of Georgia, on the 28th day of April, 2009.

(Seal)	SPECTRUM BRANDS, INC.

	By:	/s/ Anthony L. Genito
Anthony L. Genito
Executive Vice-President,
Chief Financial Officer and
Chief Accounting Officer

Attest:	By:	/s/ Kent J. Hussey
Kent J. Hussey
Chief Executive Officer